Avelo Mortgage, L.L.C.

February 2007

Disclaimer

IMPORTANT NOTICE REGARDING THE CONDITIONS FOR THIS OFFERING OF ASSET-BACKED SECURITIES
The asset-backed securities referred to in these materials are being offered when, as and if issued. In particular, you are advised that asset-backed securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in these materials. If we determine that condition is not satisfied in any material respect, we will notify you, and neither the issuer nor the underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS
The Depositor has filed a registration statement (including the prospectus (the "Prospectus")) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in the registration statement and other documents the Depositor has filed with the SEC for more complete information about the Depositor, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Depositor or Goldman, Sachs & Co., the underwriter for this offering, will arrange to send the Prospectus to you if you request it by calling toll-free 1-866-471-2526.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS
ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AT THE BOTTOM OF THE E-MAIL COMMUNICATION TO WHICH THIS FREE WRITING PROSPECTUS IS ATTACHED RELATING TO (1) THESE MATERIALS NOT CONSTITUTING AN OFFER (OR A SOLICITATION OF AN OFFER), (2) NO REPRESENTATION THAT THESE MATERIALS ARE ACCURATE OR COMPLETE AND MAY NOT BE UPDATED OR (3) THESE MATERIALS POSSIBLY BEING CONFIDENTIAL ARE NOT APPLICABLE TO THESE MATERIALS AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THESE MATERIALS HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.

Some of the statements contained in this presentation consist of forward-looking statements relating to future economic performance or projections and other financial items. These statements can be identified by the use of forward-looking words such as “may,” “will,” “should,” “expects,” “believes,” “anticipates,” “estimates,” or other comparable words. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual results to differ from the projected results. Those risks and uncertainties include, among others, general economic and business conditions, regulatory initiatives and compliance with governmental regulations, customer preferences and various other matters, many of which are beyond our control. Because we cannot predict the future, what actually happens may be very different from what we predict in our forward-looking statements.

Table of Contents

Overview

Goldman Sachs, Archon, and Avelo Relationship	5
GS Entry into Residential Mortgage Loan Servicing	6
Avelo Mortgage, L.L.C. Overview	7
Ratings Plan	8
Loan Servicing Portfolio	9
Servicing Platform	10
Platform Divisions	11

Operations

Acquisitions
- Loan Boarding	12
Performing Operations
- Customer Care	13
Default Management
- Collections and Loss Mitigation Strategy	14
- D*A*R*E Decision Tree	15
- Forebearance Solution Example	16
- Parallel Default Path	17

Table of Contents

- Equity Analysis	18
- Bankruptcy /Foreclosure	19
- REO	20
- MD Web Report	21
Case Study of Seasoned Loans Transferred to Avelo	22
Appendix
Real Servicing	2
- Ensemble Pro	3
- Integration with External Service Providers	4
- Performing Operations	5
- REALPortal - Example of Investor Reported Delinquency Summary	6
- REALPortal - Example of FICO & LTV Distribution with Prepayment Penalty	7

Goldman Sachs, Archon, and Avelo Relationship

The relationship of Goldman Sachs, Archon, and Avelo combines the benefits of a leading global investment bank, the operational expertise of Archon Group, and the residential servicing expertise of Avelo into a fully integrated entity.

GS Entry into Residential Mortgage Loan Servicing

Goldman Sachs purchased approximately $71 billion in whole loans in 2006.
Projected volume for 2007 is anticipated to exceed 2006.

Goldman Sachs’ Fixed Income, Currency and Commodities Division (FICC) and Archon began development of the residential loan servicing platform in 2005 leveraging Archon Group’s operational expertise, back office infrastructure, policies and procedures, business process and risk control procedures, and background in platform development.

The development of Avelo was commenced for the following reasons:

■	A strong servicing platform is accretive to the investments by GS and its investors in residential mortgages

■	A fully integrated captive servicer is the preferred model for the whole loan trading business

■	The exchange of ideas and information between mortgage loan trading, mortgage loan research and the mortgage servicer is beneficial to all involved

Avelo Mortgage, L.L.C.
Overview

Established:	April 2005

Headquartered:	Dallas, Texas

Headcount:	76 dedicated employees
25 FTEs provided by Archon

Experience:	Management has an average of 18+ years of industry specific experience

Servicing Portfolio:	$12 billion expected by end of first quarter of 2007

Vendors:
The First American Corporation (tax & flood); Assurant Group (hazard insurance); Allison Payment Systems, L.L.C. (billing statements); SpeedPay Corporation, MoneyGram & Western Union (pay-by-phone); Equifax, Experian, Innovis Data Solutions & TransUnion (credit reporting); E-Oscar (credit disputes); JP Morgan Chase (lockbox and ACH); Stellent, Inc. (imaging); Financial Dimensions, Inc. (satisfactions); M. D. Webb & Associates (REO); and default attorneys (legal matters)

Technology:	REALServicing® System
Ensemble ProTM Telephony System

Ratings Plan

Avelo is working toward obtaining servicer ratings from Moody’s and Fitch.

Avelo’s parent company, Archon Group, maintains commercial servicer ratings in the U.S., France, Italy, and Japan from both S&P and Fitch, and has received the highest rating given in these respective markets.

■	Approved as Select Servicer for S&P in August 2006

■
Extensive meetings conducted with Moody’s, S & P and Fitch to review the business plan, growth strategy, servicing systems and procedures as well as performance results to date. Regular meetings continuing through early 2007.

■	Strategically move distressed assets to Avelo to help develop default track record.

■	Wells Fargo and JP Morgan Chase have agreed in principle to master service over Avelo in the interim

Loan Servicing Portfolio
Expertise to Service Whole Loans and Securities

Avelo is actively servicing loans in 37 securitizations totaling
$7.9 billion.

Avelo is expected to service $12 billion by the end of the first quarter 2007

Avelo Mortgage, L.L.C.
Servicing Platform

Avelo is built around servicing expertise supported by state of the art technology, Archon’s powerful infrastructure, and the outsourcing of specific processing functions to leading industry vendors.

Avelo Mortgage, L.L.C.
Platform Divisions

Avelo’s acquisition process begins 25 days prior to the service transfer.

Avelo performs substantial diligence up front to minimize transfer errors, improve servicing efficiencies, and reduce future losses.

Loan Boarding Timeline

■	Avelo’s boarding process includes:
- Welcome letters sent prior to activation
- 100% Prepayment penalty review and set-up

■	Reconciliation to GS purchase - 50+ fields

■	Exceptions resolved prior to activation

■	Leveraging technology to reduce errors and streamline information management through imaging of loan file

■	Avelo has developed a proprietary data conversion tool to automate loan boarding and eliminate data entry errors

■	95% of the data is mapped

■	Illogical loan data is checked to ensure that Avelo can accurately service upon transfer

Performing Operations
Customer Care

Avelo’s goal is to provide each customer with superior service and “one-touch” resolution.

■	Communication

-	Welcome letters sent to all customers

o	15 days prior to loan transfer

-	Welcome calls made to customers

-	Billing statements sent monthly with mail tracking on payment coupons

-	Inbound customer call center

o	24/7 interactive IVR

o	Skill based routing

o	Bi-lingual staff

o	Silent call monitoring

o	100% Call recording

o	One call resolution

-	24/7 Interactive web site

■	Key customer care metrics for 2006

-	Average speed of answer of 27 seconds (goal ≤ 60 seconds)

-	Abandonment rate of 2% (goal ≤ 3%)

-	IVR self-fulfillment rate of 48% (4th Q)

-	Average talk time of 3 minutes 32 seconds

■	Customer care internal data quality

-	100% ARM audit via optical character recognition technology

-	100% prepayment penalty audit

Default Management
Collections and Loss Mitigation Strategy

Avelo’s default philosophy is both “investor centric” and “customer centric”, designed to protect the investment by managing and resolving delinquent loans through targeted strategy, controlled processes, and effective execution.

Avelo’s collection and loss mitigation strategy is based on the belief that proactive, early detection and intervention is equally beneficial for the borrower and investor.

Default Management
D*A*R*E Decision Tree

Avelo uses the D*A*R*E decision tree to determine an effective option for each borrower as well as a net present value calculation of collection alternatives to determine an effective option for the investor.

Forbearance Solicitation
Example

Avelo Forbearance Solicitation Program - January 2007

•	Targeted 331 accounts 90+ days due (not in foreclosure) in December

•	Objective was to generate cash flow on accounts in jeopardy of referral to foreclosure

•	Letter sent via Federal Express to grab the customers attention

•	Agreed to waive all existing late charges upon completion of the plan

•	Results as of February 28th:
- 62% of accounts solicited called into Avelo
- 28% of accounts solicited improved with at least 1 payment
- 48 forbearance plans created

Default Management
Parallel Default Path

Parallel servicing is joint ownership of assets between the loss mitigation and foreclosure functions.

Equity Analysis
Example

Default Management
Bankruptcy / Foreclosure

Avelo protects the investment by attempting to minimize delays caused by non-performing or sub-performing accounts in bankruptcy.

Default Management
REO

Avelo protects the investment by attempting to dispose of acquired properties at the highest return possible.

■	Avelo is leveraging the skills and expertise of M.D. Webb & Associates, a national REO outsource service provider

■	Webb provides cradle-to-grave REO management services and full suite reporting

■	Effectiveness and efficiency measured by:

- Net proceeds: sales price ratio

- Sales price: fair market value ratio

- Inventory turn rate

- Time on market sample

MD Web Report
Example

Data provided is for illustrative purposes only

Case Study of Seasoned Loans Transferred to Avelo

•	Transferred servicing of seasoned high delinquency rate assets from GMAC Mortgage to Avelo
•

Six months later:
•	The acquired Seasoned portfolio has resulted in both improved cash flows and reduced delinquencies (graph next page)

-	108 assets resulted in no loss (97 payoffs and 11 service releases)

-	0 assets acquired through REO while serviced at Avelo

-	4 loss mitigation short payoffs

-	100% of June transferred foreclosures were resolved pre-sale

-	75% of August transferred foreclosures were resolved pre-sale

Case Study of Seasoned Loans Transferred to Avelo - page 2

The overall percentage of delinquent 30+ day assets significantly dropped after the servicing was transferred to Avelo.

Does not include active loans not transferred to Avelo.

APPENDIX

1

REAL Servicing
Servicing Technology

REAL Servicing is a state of the art system designed primarily for
Alt-A and subprime loans.

The system has flexibility to add new product types such as option ARMS.

2

Ensemble Pro™
Telephony Technology

Ensemble Pro™ is a blended predictive dialing system and IVR, which has been fully integrated into Avelo’s servicing system.

3

Integration with External Service Providers

All external vendors have been fully integrated into Avelo’s system of records and data storage repository.

4

Performing Operations
Vendors

Strategic relationships and state of the art technology allows Avelo to focus on the customer and provide a high level of customer care.

Partnering with vendors allows Avelo to maintain scalability, manage costs, and leverage expertise.

5

REALPortal
Example of Investor Reported Delinquency Summary

Avelo’s investor site is a proven, robust investor web-site for securitization information.

Data provided is for illustrative purposes only
6

REALPortal
Example of FICO and LTV Distribution with Prepayment Penalty

Avelo is currently soliciting additional information requests to ensure reports are tailored for investor interest.

Data provided is for illustrative purposes only
7